Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S–3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE TRIZETTO GROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	33-0761159
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

567 San Nicolas Drive, Suite 360

Newport Beach, California 92660

(949) 719-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey H. Margolis

Chief Executive Officer

The TriZetto Group, Inc.

567 San Nicolas Drive, Suite 360

Newport Beach, California 92660

(949) 719-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

K.C. Schaaf, Esq.

Christopher D. Ivey, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post–effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post–effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post–effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Convertible Senior Notes due April 15, 2012	$230,000,000	(1)	100	%(2)	$230,000,000	$7,061
Common Stock, $0.001 par value, Underlying Convertible Senior Notes due April 15, 2012	10,467,622	(3)	—		—	(4)

(1)	Represents the aggregate principal amount at maturity of the notes originally issued by the registrant on April 17, 2007.
(2)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act.
(3)	Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby. Pursuant to Rule 416 under the Securities Act, also includes such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the anti-dilution provisions contained therein.
(4)	No separate consideration will be received for the share of common stock issuable upon conversion of the notes, and, therefore, no registration fee is required pursuant to Rule 457(i) under the Securities Act.

1.125% CONVERTIBLE SENIOR NOTES

DUE APRIL 15, 2012

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

On April 17, 2007, we issued $230 million of 1.125% convertible senior notes due April 15, 2012 (the “notes”) in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus relates to the resale by various selling securityholders of the notes and shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from these resales.

The notes were issued pursuant to an indenture, dated as of April 17, 2007, between us and Wells Fargo Bank, National Association, as trustee (the “indenture”). The notes bear interest at a rate of 1.125% per year, commencing April 17, 2007. Interest on the notes is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2007. The notes mature on April 15, 2012, unless earlier converted or repurchased.

The notes are convertible prior to the close of business on January 15, 2012, under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2007, if the closing sale price of the our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 130% of the conversion price of the notes in effect on that last trading day; (2) during the five consecutive business day period following any five consecutive trading day period (the “Note Measurement Period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the Note Measurement Period; or (3) specified corporate transactions. The notes are convertible after January 15, 2012 irrespective of the satisfaction of any of the foregoing conditions. The initial conversion rate will be 45.5114 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $21.97 per share of our common stock. The notes will be convertible into cash, shares of our common stock or a combination of cash and shares of common stock, at our option, subject to our right to irrevocably elect to satisfy in cash up to the principal amount of the notes converted, with any remaining amount satisfied in shares of our common stock.

Holders of the notes who convert their notes in connection with a qualifying change in control, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, following the occurrence of a fundamental change as defined in the indenture holders may require that we repurchase some or all of the notes for cash at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any.

The notes are our senior unsecured obligations and rank equal in right of payment with all of our other senior unsecured debt and senior to all of our future subordinated debt. The notes are effectively subordinated to all existing and future secured indebtedness to the extent of the security therefor and to all existing and future liabilities of our subsidiaries, including trade payables.

Our common stock is quoted on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “TZIX.” On August 8, 2007, the last reported sale price for our common stock was $17.83 per share. The notes are not listed on any securities exchange or included in any automated quotation system.

Investing in our securities involves risks. See the “Risk Factors” section contained in this Prospectus beginning on page 6 and the risk factors incorporated herein by reference from our annual report and quarterly reports filed with the Securities Exchange Commission, or SEC.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2007

You should rely only on the information incorporated herein by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to make a statement that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement. If any person does make a statement that differs from what is included or incorporated by reference in this prospectus or any prospectus supplement, you should not rely on it. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed materially since that date.

References in this prospectus to “Trizetto,” “we,” “us” and “our” refer to The TriZetto Group, Inc. and its subsidiaries, unless otherwise specified.

SUMMARY

The Company

We are distinctly focused on accelerating healthcare payers’ ability to lead the industry’s transformation by providing information technology solutions that enhance revenue growth, drive administrative efficiency and improve the cost and quality of care for their members. We offer a broad portfolio of proprietary information technology products and services targeted to the payer industry, which is comprised of health insurance plans and third party benefits administrators.

We were incorporated in Delaware in May 1997 with the merger of two organizations: System One, a provider of online electronic-funds transfer technology, and Margolis Health Enterprises, a provider of technology consulting to healthcare organizations. The combination created a company dedicated to healthcare information technology products and services. Our principal executive offices are located at 567 San Nicholas Drive, Suite 360, Newport Beach, California 92660.

The Notes

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, and the shares of our common stock underlying the notes, please refer to the sections of this prospectus entitled “Description of the Notes” and “Description of Capital Stock.”

Issuer	The TriZetto Group, Inc.

Notes	$230,000,000 aggregate principal amount of 1.125% convertible senior notes due April 15, 2012.

Maturity	The notes will mature on April 15, 2012, unless earlier repurchased or converted.

Interest payment dates	We will pay 1.125% interest per annum on the principal amount of the notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2007, to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest will accrue on the notes from and including April 17, 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness, including our 2.75% convertible senior notes due 2025. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the security therefor. As of June 30, 2007, we had approximately $96.7 million of secured indebtedness, which consisted of borrowings under our senior credit facility and our term loan, outstanding letters of credit, capital lease obligations and other secured indebtedness. The notes will not be guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 30, 2007, excluding intercompany liabilities, our subsidiaries had approximately $14.8 million of indebtedness.

Conversion rights	The notes will be convertible on or prior to the close of business on the third scheduled trading day prior to the maturity date into cash, shares of our common stock or a combination of cash and shares of our common stock, at our option, based on an initial conversion rate, subject to adjustment, of 45.5114 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $21.97 per share), only in the following circumstances:

•       prior to January 15, 2012, during any calendar quarter after the calendar quarter ending June 30, 2007, if the closing sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•       prior to January 15, 2012, during the five business day period after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the note measurement period;

•       upon the occurrence of specified corporate transactions, as described in this prospectus; or

•       any time on or after January 15, 2012.

Upon conversion, we will have the right to elect to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

If certain fundamental changes occur, the conversion rate may increase as described in “Description of the Notes—Conversion Rights—Adjustment to the Conversion Rate Upon Certain Fundamental Changes.”

In certain other circumstances the conversion rate will be subject to adjustment. See “Description of the Notes—Conversion Rights—Adjustments to the Conversion Rate.”

Holders will not generally receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note. Instead, except in limited circumstances, interest will be deemed paid by the cash, shares or a combination thereof, if any, delivered upon conversion.

See “Description of the Notes—Conversion Rights.”

Sinking fund	None.

Redemption of notes at our option	The notes may not be redeemed by us prior to maturity.

Right of holder to require us to repurchase notes if a fundamental change occurs	If a fundamental change, as described in this prospectus, occurs holders may require us to repurchase all or a portion of their notes for cash at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of the Notes—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any premium and accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default relating to the bankruptcy of us or our significant subsidiaries. Solely for an event of default resulting from our failure to file reports, we will have the right to pay specified extension fees to extend the holders’ right to accelerate for up to 150 days after the occurrence of the event of default. See “Description of the Notes—Events of Default.”

Registration rights	Pursuant to the registration rights agreement we entered into with the initial purchasers of the notes, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC relating to the resale of the notes and common stock issuable upon conversion of the notes. We have agreed in the registration rights agreement to use our best efforts to keep the shelf registration statement effective until the earliest date when all registrable securities:

•       have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

•       may be resold without restriction pursuant to Rule 144(k) under the Securities Act; or

•       have been publicly sold pursuant to Rule 144 under the Securities Act.

If we do not comply with these requirements or certain other covenants set forth in the registration rights agreement, we must, subject to certain exceptions, pay additional interest to holders of the notes. See “Description of the Notes—Registration Rights; Additional Interest.”

Use of proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

DTC eligibility	The notes were issued in fully registered book-entry form and are represented by permanent global notes without coupons deposited with the trustee for the notes, as custodian for the Depository Trust Company, or the DTC. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by the DTC and its direct and indirect participants, and a holder’s interest in any global note may not be exchanged for certificated notes, except in limited circumstances described under “Description of the Notes—Form, Denomination and Registration of Notes.”

Listing and trading	Prior to this offering, the notes have been eligible for trading in The PORTALSM Market. However, the notes resold pursuant to this prospectus will no longer be eligible for trading in The PORTALSM Market. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system. Our common stock is listed on The Nasdaq Global Select Market (“NASDAQ”) under the symbol “TZIX.”

Certain U.S. federal income tax considerations	The notes and the common stock into which the notes are convertible are subject to special and complex U.S. federal income tax rules. Holders are urged to consult their respective tax advisors with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules, the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable treaty. See “Certain U.S. Federal Income Tax Considerations.”

Convertible note hedge and warrant transactions	Concurrently with the pricing of the notes, we entered into convertible note hedge transactions with respect to our common stock, which we refer to as the purchased options with certain of the initial purchasers or their affiliates and other financial institutions (the “dealers”). The purchased options cover, subject to customary anti-dilution adjustments, approximately 10,467,622 shares of our common stock. Separately and concurrently with the pricing of the notes, we entered into warrant transactions whereby we sold to the dealers warrants to acquire, subject to customary anti-dilution adjustments, approximately 10,467,622 shares of our common stock. The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the notes. See “Purchase of Convertible Note Hedge and Sale of Warrants.”

Risk factors	In analyzing an investment in the notes or our common stock, you should carefully consider, along with other matters included or incorporated by reference in this prospectus, the information set forth under “Risk Factors.”

RISK FACTORS

Before you decide to invest in the notes or our common stock, in addition to the risk factors set forth below, you should carefully consider the risks and other information incorporated by reference in this prospectus, including those set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on March 16, 2007, and our Quarterly Reports on Form 10-Q, as filed with the SEC on May 8, 2007 and August 8, 2007 as the same may be updated by our future filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act. For more information see “Additional Information.” These risks and uncertainties are not the only ones we face. In addition, please see “Special Note Regarding Forward—Looking Statements,” where we describe additional uncertainties associated with our business and the forward—looking statements included or incorporated by reference in this prospectus. Also there are risks and conditions that we do not know about now, or that we do not now think are important, that may impair our business. The risks described in this section and included or incorporated by reference in this prospectus could cause our actual results to differ materially from those anticipated.

Risks Related to the Notes

The notes are unsecured and are subordinated to all of our existing and future secured indebtedness.

The notes are unsecured and, therefore, effectively subordinated in right of payment to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness. As of June 30, 2007, we have $92.0 million of senior indebtedness outstanding, including a $100 million revolving senior credit facility, under which $17 million was outstanding as of June 30, 2007, and a $150 million term loan, under which $75.0 million was outstanding as of June 30, 2007. The senior credit facility and the term loan are secured by a first priority security interest in all of our assets and the assets of our subsidiaries, including cash accounts into which proceeds from this offering will be deposited. In addition, we had outstanding letters of credit, capital lease obligations and other secured indebtedness of approximately $4.7 million as of June 30, 2007, which are secured by cash deposits, equipment subject to the capital leases and other assets. The indenture does not restrict our ability to incur additional debt, including secured debt. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of the Notes.”

If an event of default occurs under the indenture for the notes that results in the ability of the note holders to accelerate our obligations under the notes, such event of default will also result in an event of default under our senior credit facility. In addition, if we breach a payment obligation under our senior credit facility that is not cured or waived within the time periods set forth in the indenture for the notes, we will be deemed to have caused an event of default under the indenture for the notes. A default in our payment obligations under our senior credit facility could result from our failure to make regularly scheduled principal or interest payments or upon a default of our covenants under the senior credit facility, acceleration of our payment obligations under the senior credit facility as a result of such covenant default, and our failure to pay such accelerated obligations. Because our secured lender has a security interest in all of our assets, the interests of our secured lender may materially adversely affect our ability to satisfy our obligations under the notes.

The notes are effectively subordinated to all liabilities of our subsidiaries.

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes, and, as a result, the notes will be effectively subordinated to all liabilities and other obligations of our subsidiaries. Accordingly, our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Each of our subsidiaries is a party to our existing senior credit facility and has granted the lenders thereunder a first priority perfected security interest in all of its assets. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes. At June 30, 2007, excluding intercompany liabilities, our subsidiaries had approximately $14.8 million of indebtedness.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we continue to incur operating losses;

•	limit our subsidiaries’ ability to incur secured indebtedness or indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur any indebtedness, including secured debt and any debt that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase feature of the notes as a significant benefit in evaluating whether to invest in the notes.

Increased leverage as a result of this offering may harm our financial condition and results of operations.

Our total consolidated long-term debt as of June 30, 2007 was approximately $413.0 million and would have represented approximately 73% of our total capitalization as of that date.

In addition, the indenture does not restrict our ability to incur additional indebtedness, and we may choose to incur additional debt in the future. Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our debt obligations under this offering or our credit facility or our other indebtedness;

•

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments of our debt obligations and may not be available for operations, expansion, acquisitions or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to our success in marketing our products and services, general economic conditions and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness;

•	to sell assets; and/or

•	to reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all.

We have certain repurchase and payment obligations under the notes offered hereby, as well as under our 2.75% convertible senior notes due 2025, and we may not be able to repurchase such notes or pay the amounts due upon conversion of the notes when necessary.

In addition to the notes offered hereby, in October 2005, we completed a private placement of $100 million aggregate principal amount of our 2.75% convertible senior notes due 2025, which we refer to as the 2005 notes. On each of October 1, 2010, 2015 and 2020, holders of certain of the 2005 notes may require us to purchase, for cash, all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. If a fundamental change occurs, as defined in the indentures, including a change in control transaction, holders of the 2005 notes and the notes offered hereby may also require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of such notes, we may, under certain circumstances, be required to deliver cash in connection with such conversions. Our ability to repurchase the 2005 notes and the notes offered hereby and settle the conversion of the 2005 notes and the notes offered hereby in cash is effectively subordinated to our senior credit facility and may be limited by law, by the indentures, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. Our failure to repurchase the 2005 notes and the notes offered hereby or make the required payments upon conversion would constitute an event of default under the indentures, which would in turn constitute a default under the terms of our senior credit facility and other indebtedness at that time.

The settlement feature of the notes may have adverse consequences.

The settlement feature, as described under “Description of the Notes—Conversion Rights—Conversion Procedures—Payment upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

The notes will be convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our option. We will deliver the consideration issuable upon conversion on the third VWAP trading day immediately after the last day in the settlement period, which other than in connection with conversions that happen within the 45 scheduled trading days prior to maturity will generally be 46 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion may be based in part on the trading prices of our common stock during the settlement period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, if we elect to settle all or a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

The increase in the conversion rate applicable to the notes that are converted in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If certain fundamental changes occur, we will under certain circumstances increase the conversion rate applicable to the notes that are converted in connection with that fundamental change. The amount of the increase depends on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting the fundamental change. See “Description of the Notes—Conversion Rights—Adjustment to the Conversion Rate Upon Certain Fundamental Changes.” Although this adjustment to the conversion rate is designed to compensate you for the lost option value of your notes as a result of the fundamental change, the amount of the adjustment is only an approximation of the lost value and may not adequately compensate you for the loss.

The notes may not be rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the notes or our common stock.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the liquidity and market price may be materially adversely affected by:

•	changes in the overall market for convertible securities;

•	changes in our financial performance or prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes—Conversion Rights—Adjustments to the Conversion Rate.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. We will not be required to increase the conversion rate above 53.4759 shares per $1,000 principal amount (subject to adjustment) as a result of a fundamental change.

There is no established trading market for the notes, and you may not be able to sell your notes at attractive prices or at all.

We issued the notes on April 17, 2007, to a group of banks, which we refer to as the “initial purchasers,” in a private placement. The initial purchasers then sold the notes to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. Prior to this offering there was no trading market for the notes. The notes are not listed and we have no plans to list the notes on any securities exchange. Although the notes initially sold to qualified institutional buyers are eligible for trading in The PORTAL Market, any notes resold pursuant to this prospectus will no longer be eligible for trading in The PORTAL Market. The initial purchasers are not obligated to make a market in the notes. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the value of the notes could be materially adversely affected.

The liquidity of the trading market for the notes, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

Future issuances of common stock and hedging activities may depress the trading price of our common stock and the notes.

Any issuance of equity securities, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common stock and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the offering of the notes, we entered into convertible note hedge transactions with certain of the initial purchasers or their affiliates and other financial institutions. These transactions are expected to reduce the potential dilution upon conversion of the notes. We also entered into warrant transactions with certain of the initial purchasers or their affiliates and other financial institutions to offset to some extent the cost of the convertible note hedge transactions. The warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. We used approximately $33.3 million of the net proceeds from the private offering of the notes to pay the net cost of the convertible note hedge and the warrant transactions.

In connection with hedging these transactions, the relevant financial institutions or their affiliates have entered into, or expect to enter into, various derivative transactions with respect to our common stock concurrently with or after pricing of the notes.

These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

The relevant financial institutions or their affiliates may modify their hedge positions from time to time prior to conversion or maturity of the notes by entering into or unwinding various derivative transactions with respect to our common stock or by purchasing or selling shares of our common stock, other of our securities, or other instruments they may wish to use in connection with such hedging, in each case following the pricing of the notes. In particular, such hedging modification may occur during any cash settlement averaging period for a conversion of notes, which may have a negative effect on the value or the amount of the consideration received upon conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge position with respect to those exercised options, the relevant financial institutions or their affiliates expect to sell shares of our common stock in secondary transactions or unwind various derivative transactions with respect to our common stock during the cash settlement averaging period, if any, for the converted notes.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the number of shares, if any, and value of the consideration that you will receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

You may not be able to convert your notes into shares of our common stock until January 15, 2012, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Until January 15, 2012, the notes are convertible into shares of our common stock only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes until January 15, 2012 and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. See “Description of the Notes—Conversion Rights—Conditions for Conversion.” In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common stock, if any, upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, because of the possible net share settlement feature of the notes, you may not receive any shares upon conversion.

If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a non-U.S. holder (as defined in “Certain U.S. Federal Income Tax Considerations”), such deemed dividend may be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain U.S. Federal Income Tax Considerations.” If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Certain U.S. Federal Income Tax Considerations— Consequences to U.S. Holders—Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends on the Common Stock and Constructive Distributions” for more details.

The tax consequences of conversion of notes will not be ascertainable with certainty at the time that the holder converts.

The U.S. federal income tax consequences of the conversion of notes may vary depending on whether a holder receives shares of our common stock, cash, or a combination thereof upon conversion. Since, upon conversion, we may elect to deliver shares of our common stock, cash, or a combination thereof, the tax consequences to each holder of conversion will not be ascertainable with certainty at the time that the holder converts the notes.

Conversion of notes into cash or a combination of both cash and our common stock will require U.S. holders to recognize taxable gain.

Upon the conversion of a note into cash or a combination of both cash and our common stock, a U.S. holder generally will be required to recognize gain on the conversion for United States federal income tax purposes. Prospective investors should carefully review the information regarding tax considerations relevant to an investment in the notes set forth under “Certain U.S. Federal Income Tax Considerations—Conversion of Notes into Common Stock and/or Cash” and are also urged to consult their own tax advisors prior to investing in the notes.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “forecasts,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These forward-looking statements may include statements about future revenues, profits, financial results, the market for Trizetto’s services, future service offerings, industry trends, client and partner relationships, Trizetto’s operational capabilities, future financial structure and uses of cash or proposed transactions.

Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including:

•	the effectiveness of Trizetto’s implementation of its business plan;

•	the market’s acceptance of Trizetto’s new and existing products and services;

•	the timing of new bookings;

•	risks associated with management of growth;

•	reliance on third parties to supply key components of Trizetto’s services;

•	attraction and retention of employees;

•	variability of quarterly operating results;

•	competitive factors;

•	risks associated with acquisitions;

•	changes in demand for third party products or solutions which form the basis of Trizetto’s service and product offerings;

•	financial stability of our customers;

•	the ability of Trizetto to accurately forecast based on existing data, projections and market conditions;

•	the success of any third party infringement suit made against us;

•	the ability of Trizetto to meet its contractual obligations to customers, including service level and disaster recovery commitments; and

•	changes in government laws and regulations and risks associated with rapidly changing technology.

In addition you should consider the other risks identified in the section of any prospectus supplement entitled “Risk Factors” and our SEC filings, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q. These forward-looking statements are only predictions. These factors may cause our actual events to differ materially from any forward-looking statement. We do not undertake to update any forward-looking statement.

USE OF PROCEEDS

The selling securityholders will receive all of the net proceeds from the sale of the notes or shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of any of the securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following ratios of earnings to fixed charges should be read in conjunction with our consolidated financial statements and related notes relating to the relevant periods and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 16, 2007, and our Form 10-Q for the quarter ended June 30, 2007, which was filed with the SEC on August 8, 2007.

	Six Months Ended June 30, 2007	December 31,
		2006	2005	2004	2003	2002
		(in thousands)
Fixed Charges:
Interest expense, less amortization of debt issuance costs	$5,209	$3,342	$1,579	$1,369	$2,005	$1,479
Amortization of debt issuance costs (a)	915	892	342	163	211	128
Estimated interest portion of operating lease expense (b)	1,605	3,514	4,154	4,109	3,347	3,102

Total fixed charges	$7,729	$7,748	$6,075	$5,641	$5,563	$4,709

Earnings:
Income (loss) before taxes	18,425	$17,609	$22,433	$9,559	$(26,351)	$(148,114)
Total fixed charges	7,729	7,748	6,075	5,641	5,563	4,709

Total earnings	$26,154	$25,357	$28,508	$15,200	$(20,788)	$(143,405)

Ratio of earnings to fixed charges	3.38	3.27	4.69	2.69	n/a *	n/a *
Earnings were not sufficient to cover fixed charges by:	n/a	n/a	n/a	n/a	31,914	152,823

(a)	Includes amortization of debt issuance costs associated with our convertible notes, revolving line of credit facility and secured term note.
(b)	Includes interest on operating leases for facilities, computer hardware and software, telecom and office furniture lease expenses.
*	Earnings were not sufficient to cover fixed charges, therefore, no ratio is provided for this period.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends by us is restricted by our current bank credit facility, which contains a restriction prohibiting us from paying any cash dividends without the bank’s prior approval.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 95,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Our Common Stock

As of June 30, 2007, there were 45,350,692 shares of common stock outstanding held by approximately 207 holders of record. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

Upon a liquidation of the company, our creditors will be paid before any distribution to holders of our common stock. Subject to rights of any shares of preferred stock then outstanding, the holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Our Preferred Stock

Our amended and restated certificate of incorporation empowers the board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. In 2000, our board of directors designated 1,000,000 shares of preferred stock as Series A junior participating preferred stock in connection with the adoption of our stockholder rights plan, as described below.

Stockholder Rights Plan

On September 25, 2000, our board of directors adopted a stockholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. The description and terms of these rights (the “Rights”) are set forth in a Rights Agreement, dated October 19, 2000, as amended, between TriZetto and US Stock Transfer Corporation, as rights agent. The Rights trade with, and are inseparable from, the common stock. Each Right will allow its holder to purchase from us one one-hundredth of a share of new Series A junior participating preferred stock for $75.00 once the Rights become exercisable.

The Rights will not be exercisable until:

•

10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of common stock (excluding specified existing stockholders holding more than 15% of the outstanding common stock); or

•

if earlier, 10 business days (or a later date determined by the board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the Rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an acquiring person are void and may not be exercised. The board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock, but any such reduction in the threshold will not cause a person or a group to become an acquiring person by the lowering of the threshold below the percentage that such person or group already owns.

If a person or group becomes an acquiring person, all holders of Rights except the acquiring person may, for $75.00 per share, purchase shares of common stock with a market value of $150.00, based on the market price of the common stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of Rights except the acquiring person may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of common stock;

•

will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A junior participating preferred stock or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a share of Series A junior participating preferred stock should approximate the value of one share of common stock.

The board of directors may redeem the Rights for $0.001 per Right at any time before any person or group becomes an acquiring person. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we effect a stock split or stock dividend of common stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of common stock, the board of directors may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the acquiring person.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is on file with the SEC.

DESCRIPTION OF THE NOTES

We issued $230 million in aggregate principal amount of our 1.125% convertible senior notes due April 15, 2012, under an indenture, dated as of April 17, 2007, or the indenture, between us and Wells Fargo Bank, National Association, as trustee. We entered into a registration rights agreement, dated as of April 17, 2007, or the registration rights agreement, with the initial purchasers pursuant to which we filed a shelf registration statement with the SEC, of which this prospectus is a part, covering the resale of the notes, as well as the shares of our common stock issuable upon conversion of notes. The terms of the notes include those expressly set forth in the indenture, the notes, the registration rights agreement and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes, the indenture, including the definitions of terms used in the indenture, and the registration rights agreement. We urge you to carefully read the entire indenture because it, and not this description, defines your rights as a holder of notes. You may request a copy of the indenture from us. A copy of the indenture will be available as described under the heading “Additional Information” in this prospectus.

For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to The TriZetto Group, Inc. and not to its subsidiaries.

GENERAL

The notes:

•

bear interest at a rate of 1.125% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2007, to holders of record at the close of business on the preceding April 1 and October 1, respectively, except as described below;

•	were issued in registered form without interest coupons, in denominations of $1,000 and integral multiples of $1,000;

•

are senior unsecured obligations of TriZetto and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness, including our 2.75% convertible senior notes due 2025, senior to our future subordinated indebtedness and junior to our existing and future secured indebtedness to the extent of the security therefor;

•	as indebtedness of TriZetto, are effectively subordinated to all indebtedness and other liabilities of our subsidiaries;

•

are convertible at an initial conversion rate of 45.5114 shares per $1,000 principal amount of the notes (which represents a conversion price of approximately $21.97 per share) under the conditions and subject to such adjustments as are described under “—Conversion Rights—Conversion Procedures;”

•

permit us to elect to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of the notes as described under “—Conversion Rights—Conversion Procedures;”

•

are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	mature on April 15, 2012, unless previously repurchased by us or converted.

All cash payments on the notes will be made in U.S. dollars.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless they will be fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

We will make payments in respect of notes in book-entry form by wire transfer of immediately available funds to the accounts specified by holders of the notes. For a note that has been subsequently issued in certificated form, we will mail a check to the holder’s registered address.

You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.

The notes are our senior unsecured obligations and will rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness, including our 2.75% convertible senior notes due 2025, senior to our future subordinated indebtedness, and junior to our existing and future secured indebtedness to the extent of the security therefor. As of June 30, 2007, we had approximately $96.7 million of secured indebtedness, which consisted of borrowings under our senior credit facility, outstanding letters of credit, capital lease obligations and other secured indebtedness. The notes will not be guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 30, 2007, excluding intercompany liabilities, our subsidiaries had approximately $14.8 million of indebtedness.

We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants, including financial covenants that limit our ability to incur additional indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “Conversion Rights—Adjustment to The Conversion Rate Upon Certain Fundamental Changes,” “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

INTEREST PAYMENTS

We will pay interest on the notes at a rate of 1.125% per annum, payable semi-annually in arrears on each April 15 and October 15 of each year, beginning on October 15, 2007. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest will accrue on the notes from and including April 17, 2007 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year of twelve 30-day months.

If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on the record date. However, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount equal to the interest payable on such interest payment date on the portion of the note being converted; provided, however, that no such payment need be made (i) if we have specified a “fundamental change repurchase date” (as defined below) that is after a record date and on or prior to the corresponding interest payment date, (ii) to the extent of any overdue interest, if any overdue interest remains unpaid at the time of conversion with respect to such notes, or (iii) in respect of any conversions that occur after the record date immediately preceding the maturity date. A holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.

If a holder surrenders a note for purchase upon a repurchase event as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the security for repurchase.

CONVERSION RIGHTS

General

If the conditions for conversion of the notes described below, including those described under “—Conditions for Conversion” and “—Conversion Procedures,” are satisfied, holders of notes may, on or before the third scheduled trading day prior to the maturity date, convert their notes in integral multiples of $1,000 principal amount into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, based on an initial conversion rate of 45.5114 shares of our common stock per $1,000 principal amount of notes, subject to adjustment as described below. This rate results in an initial conversion price of approximately $21.97 per share. A holder that converts notes in connection with certain fundamental changes will receive, in addition to the cash, shares or combination of cash and shares received upon conversion, the additional shares described under “—Adjustment to the Conversion Rate Upon Certain Fundamental Changes.”

We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment for fractional shares based on the daily VWAP (as described below) of our common stock. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest.

On conversion, the holders of notes will also receive the rights under our stockholder rights plan, whether or not the rights are separated from our common stock prior to conversion. See “Description of Capital Stock–Stockholder Rights Plan.”

In certain circumstances, holders must pay interest upon conversion between a record date and interest payment date. See “—Interest Payments.”

A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to repurchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the fundamental change repurchase price.

In the event of:

•	a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our stockholders. See “Certain U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations—Consequences to Non–U.S. Holders—Dividends on the Common Stock and Constructive Distributions.”

Conversion Procedures

By delivering to the holder the number of shares issuable upon conversion (or, to the extent we elect to make payment in cash in whole or in part, as described below, the amount of cash), together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest.

Upon conversion, we may elect to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under “—Payment Upon Conversion.” At any time before maturity, we may irrevocably elect in our sole discretion to satisfy our conversion obligation in cash with respect to 100% of the principal amount of the notes converted, with any remaining amount to be satisfied in shares of our common stock, as described below under “—Our Right to Irrevocably Elect Payment.”

Holders of notes are not required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any transfer tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by the holder have been paid.

To convert interests in a global note, the holder must deliver to The Depository Trust Company, or DTC, such interests by book entry transfer and the appropriate instruction form for conversion pursuant to DTC’s then applicable procedures for conversions of convertible securities. To convert a definitive note, the holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the note to be converted, as described in the second paragraph under “—Interest Payments;” and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately before the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the required number of shares, other than in the case of holders of notes in book entry form with DTC, which shares shall be delivered in accordance with DTC’s customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until the close of business on the conversion date.

Payment Upon Conversion

Except to the extent we have made the election described in “—Our Right to Irrevocably Elect Payment” below, we may elect to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of the notes. Such election will be made with respect to any conversion of notes by providing the holder and the trustee notice of the method of settlement at any time on or before the close of business on the second trading day following the conversion date; provided, however, that we shall only be permitted to make a single election for all notes for which the conversion date is on or after the 45th scheduled trading day preceding the maturity date and such election shall be made on or before the close of business on the trading day immediately preceding such 45th scheduled trading day. Any such notice that includes an election to settle a conversion in the manner set forth in clause (3) of the computation of “settlement amount” below will state the maximum number of shares of stock that may be delivered in respect of such conversion after giving effect to the limitation on delivery of shares contained in the second paragraph under “—Our Right to Irrevocably Elect Payment,” if we believe, in our reasonable judgment, that such limitation will apply. If we do not make any such election, conversions of the notes will be settled in shares of our common stock, as described in clause (1) of the following paragraph. Settlement of conversions of the notes (regardless of whether made solely in cash, solely in or in shares of our common stock or a combination thereof) will occur on the third trading day following the final settlement period trading day of the settlement period.

The settlement amount will be computed as follows:

(1)	if we elect to satisfy the entire conversion obligation in common stock only, we will deliver to the holder for each $1,000 principal amount of the notes converted, a number of shares of our common stock equal to the conversion rate in effect on the conversion date (plus cash in lieu of fractional shares, if applicable, as described below);

(2)	if we elect to satisfy the entire conversion obligation in cash only, we will deliver to the holder for each $1,000 principal amount of the notes converted cash in an amount equal to the conversion value; and

(3)	if we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder for each $1,000 principal amount of the notes converted, cash and shares of our common stock, if applicable, equal to the sum of the daily settlement amounts for each of the settlement period trading days during the related settlement period (plus cash in lieu of fractional shares if applicable, as described below).

The “settlement period” means the 40 consecutive settlement period trading days:

•

with respect to conversion dates occurring during the period beginning 45 scheduled trading days preceding the maturity date, beginning on and including the 42nd scheduled trading day immediately preceding the maturity date; and

•	in all other cases, beginning on and including the third trading day following the conversion date.

The “conversion value,” for every $1,000 principal amount of a note being converted, means an amount equal to the sum of the daily conversion values for each of the 40 settlement period trading days in the settlement period.

The “daily conversion value” for any settlement period trading day equals 1/40th of:

•	the conversion rate in effect on that settlement period trading day multiplied by

•	the VWAP of our common stock on that settlement period trading day.

The “daily settlement amount” for each of the settlement period trading days during the settlement period means:

•	an amount of cash equal to the lesser of (x) $25 and (y) the daily conversion value relating to such settlement period trading day; and

•

if such daily conversion value exceeds $25, a number of shares of our common stock equal to (A) the difference between such daily conversion value and $25, divided by (B) the VWAP of our common stock for such settlement period trading day.

The “VWAP” for our common stock means, with respect to any settlement period trading day during the settlement period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page TZIX.Q <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such settlement period trading day; or if such volume-weighted average price is unavailable, the market value per share of our common stock on such settlement period trading day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “settlement period trading day” means a day during which:

•	trading in our common stock generally occurs on the primary U.S. national securities exchange or market on which it is listed or admitted for trading; and

•

there is no settlement period market disruption event; provided, however, that if our common stock is not traded on any market, then “settlement period trading day” shall mean a day that the VWAP of our common stock can be obtained.

A “settlement period market disruption event” means:

•	a failure by the primary U.S. national securities exchange or market on which our common stock is listed or admitted to trading to open for trading during its regular trading session; or

•

the occurrence or existence prior to 1:00 p.m. on any trading day for our common stock of an aggregate one half hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

Fractional Shares

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with a conversion of notes based on the daily VWAP of our common stock on (i) the conversion date, in the event that the settlement amount is computed pursuant to settlement amount clause (1) and (ii) the last day of the applicable settlement period, in the event that the settlement amount is computed pursuant to settlement amount clauses (2) and (3).

Our Right to Irrevocably Elect Payment

At any time on or before the 45th scheduled trading day preceding the maturity date, we may irrevocably elect to satisfy in cash up to the principal amount of the notes converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock as set forth in clause (3) of the computation of “settlement amount” above. Such election shall be in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes. Simultaneously with providing such notice, we will issue a press release containing the relevant information and make this information available on our website.

Notwithstanding the above, certain NASDAQ listing standards potentially limit the number of shares we may issue in a payment comprised of partially cash and partially stock. These standards generally require us to obtain the approval of our stockholders before engaging in certain transactions that potentially could result in the issuance of 20% or more of our outstanding common stock. Accordingly, in connection with any election to settle a conversion in the manner set forth in clause (3) of the computation of “settlement amount” above, we will not issue more than 19.99% of our then outstanding common stock, and the remaining payment for such settlement will be comprised of cash (which cash shall be based on the VWAP of our common stock on the trading day immediately prior to the date on which such shares would otherwise be required to be distributed).

Conditions for Conversion

The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will, as promptly as practicable, provide written notice to each holder and we will issue a press release and make a posting on our website, stating:

•	the event causing the notes to become convertible;

•	the time during which the notes will be convertible as a result of that event;

•	whether an adjustment to the conversion rate, as described under “—Adjustment to the Conversion Rate Upon Certain Fundamental Changes” will take effect in connection with that event; and

•	the procedures holders must follow to convert their notes, including the name and address of the conversion agent.

Holders may surrender their notes for conversion prior to maturity or earlier repurchase only in the following circumstances:

Conversion Based on Price of Common Stock

Prior to January 15, 2012 or earlier repurchase, holders may surrender their notes for conversion during any calendar quarter (and only during that calendar quarter) after the calendar quarter ending June 30, 2007, if the “closing sale price” (as defined in the indenture and described below) of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the indenture) of the event occurs, during that 30 consecutive trading day period.

The “closing sale price” of our common stock on any trading day generally means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such trading day on the principal U.S. national securities exchange on which our common stock is listed or, if our common stock is not listed on a U.S. national securities exchange, as reported by the NASDAQ system or otherwise as provided in the indenture.

Conversion Upon Satisfaction of the Trading Price Condition

Prior to January 15, 2012 or earlier repurchase, holders may surrender their notes for conversion during the five business day period after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes over such five consecutive trading day period, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 97% of the average conversion value of the notes during the note measurement period. We refer to this condition as the “trading price condition.”

For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of note on a trading day is the product of the closing sale price per share of our common stock and the conversion rate of the notes in effect on that trading day.

Except as described below, the “trading price” of the notes on any day generally means the average secondary market bid quotations obtained by the bid solicitation agent for $5 million principal amount of notes at approximately 4:00 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will be used instead, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. If, however, on a given day:

•	the bid solicitation agent cannot reasonably obtain at least one bid for $5 million principal amount of notes from one of the independent nationally recognized securities dealers selected by us; or

•

in the reasonable, good faith judgment of our board of directors, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be equal to 97% of the product of the closing sale price of our common stock on that day and the conversion rate then in effect.

The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be equal to or less than 97% of the conversion value of the notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.

Conversion Upon the Occurrence of Certain Corporate Transactions

If a “fundamental change” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” occurs (but without regard to the exceptions set forth in the second sub-bullet to the third bullet of the definition of “change in control”), then a holder may surrender notes for conversion at any time on or before the 40th day after the date we announce that such fundamental change has occurred.

In some circumstances, we will increase the conversion rate applicable to the notes if a holder converts the notes in connection with certain fundamental changes, as described under “—Adjustment to the Conversion Rate Upon Certain Fundamental Changes.”

In addition, if we take any action, or become aware of an event, that would require an adjustment to the conversion rate as described in paragraphs (3) and (4) in “—Adjustments to the Conversion Rate” below, provided that, with respect to paragraph (4), such dividend or distribution has a per share value exceeding 10% of the price per share of our common stock on the trading day immediately preceding the date that such dividend or distribution was first publicly announced, we must mail to holders written notice of the action or event at least 45 scheduled trading days before the record, effective or expiration date, as the case may be, of the transaction. If we take any action, or become aware of an event, that would require an adjustment to the conversion rate in paragraphs (5) and (6) in “—Adjustments to the Conversion Rate” below, provided that such dividend or distribution has a per share value exceeding 10% of the price per share of our common stock on the trading day immediately preceding the date that such dividend or distribution was first publicly announced, we will mail a similar written notice to holders as soon as practicable. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the indenture requires us to mail the notice) until the earlier of:

•	the close of business on the business day immediately preceding the ex date of the transaction; and

•	the date we announce that the transaction will not take place.

Conversion on or After January 15, 2012

Holders may surrender their notes for conversion at any time on or after January 15, 2012 until the third scheduled trading day prior to maturity.

Adjustments to the Conversion Rate

Subject to the terms of the indenture, we will adjust the conversion rate for:

(1)	dividends or distributions on our common stock payable in shares of our common stock;

(2)	subdivisions, combinations or certain reclassifications of our common stock;

(3)	distributions to all or substantially all holders of our common stock of certain rights or warrants entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the “current market price” (as defined in the indenture and described below) of our common stock on the record date for the distribution;

(4)	dividends or other distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the paragraphs below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding paragraph or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities; however, we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of notes to receive those rights and warrants upon conversion of the notes;

(5)	cash dividends or other cash distributions to all or substantially all holders of our common stock, other than distributions described in the immediately following paragraph; and

(6)	distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the current market price per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

Subject to the provisions of the indenture, if an adjustment to the conversion rate is required pursuant to paragraph (5) above, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the ex date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price per share of our common stock and (2) the denominator of which shall be that current market price per share less the per share amount of the distribution.

“Current market price” per share of our common stock on a date of determination generally means the closing sale price per share of our common stock for the trading day immediately preceding the ex date with respect to the distribution requiring such computation.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

•	we will not adjust the conversion rate until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

The indenture does not require us to adjust the conversion rate for any of the transactions described in paragraphs (1) through (6) above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture. The indenture also does not require us to make any adjustments to the conversion rate pursuant to paragraphs (1) through (6) in this section for any dividends or distributions solely on any preferred stock that may be outstanding from time to time.

We will not adjust the conversion rate unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, at the end of each fiscal year beginning with the fiscal year ending on December 31, 2007 and on and after the date that is 45 scheduled trading days prior to stated maturity, we will give effect to any adjustments that we have otherwise deferred pursuant to this provision, and those adjustments, if any, will no longer be carried forward and taken into account in any subsequent adjustment.

To the extent permitted by law and the continued listing requirements of the Nasdaq Global Select Market (“NASDAQ”), we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to holders at least 15 days before the day the increase commences. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid taxes to recipients of certain distributions.

On conversion, if we elect to satisfy our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, the holders of notes will receive, in addition to such shares of our common stock or such combination of cash and shares of our common stock and any cash for fractional shares, the rights under our stockholder rights plan, whether or not the rights are separated from our common stock prior to conversion. A distribution of rights pursuant to such a stockholder rights plan will not trigger a conversion rate adjustment pursuant to paragraph (4) immediately under “—Adjustments to the Conversion Rate” above so long as we have made proper provision to provide that holders will receive such rights upon conversion in accordance with the terms of the indenture.

Adjustment to the Conversion Rate Upon Certain Fundamental Changes

General

If a “fundamental change,” as described under the second or third bullet point of the definition of “change in control” under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” occurs, then we will increase the conversion rate for the notes surrendered for conversion at any time during the period from the date we announce the occurrence of the fundamental change, as described below under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” to the date that is 30 days after such announcement. We refer to such a fundamental change as a “make-whole fundamental change.”

We will mail to holders at their addresses appearing in the security register, and publish on our web site, and we will publicly announce through a reputable national newswire service, notice of the occurrence of a make-whole fundamental change. We must make this mailing, publication and announcement within 20 business days after the make-whole fundamental change has occurred.

Increase in the Conversion Rate

In connection with a make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date”, and the “applicable price.” If the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the “applicable price” will be the average of the “closing sale prices” per share for our common stock for the five consecutive trading days immediately before, and excluding, the effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during those five consecutive trading days.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes surrendered for conversion during the period specified above in relation to a make-whole fundamental change. If an event occurs that requires an adjustment to the conversion rate (other than an adjustment pursuant to the provisions relating to increases in the conversion rate in connection with make-whole fundamental change), we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	the numerator of which is the conversion rate in effect immediately before the adjustment; and

•	the denominator of which is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the Conversion Rate” above.

	Effective Date
Applicable Price	April 17, 2007	April 15, 2008	April 15, 2009	April 15, 2010	April 15, 2011	April 15, 2012
$18.70	7.96	7.96	7.96	7.96	7.96	7.92
$20.00	6.85	6.92	6.88	6.63	6.00	4.45
$21.00	6.07	6.07	5.93	5.58	4.79	2.09
$21.97	5.41	5.36	5.16	4.73	3.83	0.00
$24.00	4.31	4.17	3.89	3.38	2.39	0.00
$27.00	3.15	2.96	2.63	2.10	1.19	0.00
$30.00	2.37	2.16	1.84	1.35	0.61	0.00
$35.00	1.54	1.35	1.07	0.70	0.23	0.00
$40.00	1.05	0.89	0.67	0.40	0.11	0.00
$45.00	0.75	0.62	0.45	0.26	0.07	0.00
$50.00	0.55	0.44	0.32	0.18	0.05	0.00
$55.00	0.41	0.32	0.23	0.13	0.04	0.00
$60.00	0.31	0.24	0.17	0.10	0.03	0.00
$65.00	0.23	0.18	0.13	0.07	0.03	0.00
$70.00	0.18	0.14	0.10	0.06	0.02	0.00
$75.00	0.13	0.10	0.07	0.04	0.01	0.00

The applicable prices and additional share amounts set forth above are based on a common stock price of $18.70 on April 11, 2007 and an initial conversion price of approximately $21.97.

The exact applicable price and effective date may not be set forth on the table, in which case, if the applicable price is:

•

between two applicable price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower applicable price amounts and the two dates, as applicable, based on a 365-day year;

•	in excess of $75.00 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $18.70 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, we may not increase the conversion rate above a specified maximum number of shares per $1,000 principal amount pursuant to the events described in this section or under “—Adjustment to the Conversion Rate” above. The maximum conversion rate will initially be 53.4759 shares per $1,000 in principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Adjustment to the Conversion Rate.”

Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Change in the Conversion Right Upon Certain Reclassifications, Business Combinations and Asset Sales

Except as provided in the indenture, if we reclassify our common stock or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case in which our common stock becomes exchanged or converted into cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into cash, the kind and amount of shares of stock and other securities and property (including cash) which a holder of such note would have received (the “reference property”) if the holder had converted the note and received solely shares of our common stock, or a combination of cash and reference property, at our election, at the conversion rate then applicable, upon such conversion, immediately before the transaction. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such a transaction, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity, to determine the form of consideration into which all of the notes, treated as a single class, shall be convertible from and after the effective date of such transaction. However, at and after the effective time of the transaction, upon conversion of the notes the conversion obligation will continue to be payable in cash, reference property or a combination of cash and reference property, at our election, and the conversion value will be calculated as provided in the indenture. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

If such a transaction also constitutes a fundamental change, holders will also be able to require us to repurchase all or a portion of the holder’s notes, as described under “—Holders may require us to repurchase their notes upon a fundamental change.” In some circumstances, we will increase the conversion rate applicable to the notes if a holder converts notes in connection with certain fundamental changes, as described under “—Adjustment to the Conversion Rate Upon Certain Fundamental Changes—Increase in the Conversion Rate.”

There is no precise, established definition of the phrase “all or substantially all” of our property or assets under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of a significant portion but less than all of our property or assets.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE

If a “fundamental change” (as defined in the indenture and described below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased (without premium or penalty), plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. We may repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 30 trading days, and no earlier than 20 trading days, after the date we mail a notice of the fundamental change, as described below. The fundamental change repurchase date also cannot be before the date when the fundamental change occurs.

Within 20 business days after the occurrence of a fundamental change, we must mail to holders of notes at their addresses appearing in the security register, publish on our website, and publicly announce through a reputable national newswire service, notice of the occurrence of such fundamental change, which notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•

that notes with respect to which the holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

To exercise the repurchase right, a holder must deliver a written notice to the paying agent no later than the close of business on the business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	if the notes are held in certificated form, the certificate numbers of the notes that the holder will deliver for repurchase;

•	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its notes;

•	if the notes are held in certificated form, the certificate numbers of the notes being withdrawn;

•	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.

If the notes are in global form, the above notices must comply with applicable DTC procedures.

To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note as soon as practicable but in no event more than five business days after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

•

any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than us, any of our subsidiaries or any of our employee benefit plans, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•

the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

•	the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger, “beneficially own,” directly or indirectly,

immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to the transaction; or

•	both of the following conditions are satisfied:

•

at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange or quoted on NASDAQ (or which will be so traded or quoted when issued or exchanged in connection with such consolidation or merger); and

•

as a result of such consolidation or merger, the notes become convertible solely into the same consideration which a noteholder would have received if the noteholder had converted such notes immediately prior to the effective date of such consolidation or merger, as provided under “—Conversion Rights—Change in the Conversion Right Upon Reclassifications, Business Combinations and Asset Sales;”

•	the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the notes constituted our board of directors; and

•

any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; and

•	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, payment of the fundamental change repurchase price may violate the terms of our existing or future indebtedness. See “Risk Factors—Risks Related to the Notes—We have certain repurchase and payment obligations under our outstanding 2005 notes, as well as under the notes offered hereby, and we may not be able to repurchase such notes or pay the amounts due upon conversion of the notes when necessary.” Our failure to repurchase the notes when required would result in an event of default with respect to the notes. An event of default may, in turn, cause a default under our other indebtedness.

We may in the future enter into transactions, including mergers or recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes. See “Risk Factors—Risks Related to the Notes—Increased leverage as a result of our 2005 convertible note offering and this offering may harm our financial condition and results of operations.”

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

We will not repurchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change repurchase price with respect to the notes.

In connection with any fundamental change offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•

such other person is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•	such person assumes all of our obligations under the notes and the indenture; and

•	no default or event of default exists immediately after giving effect to the transaction or series of transactions.

When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase notes as described in “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” or to convert their notes as described in “—Conversion Rights—Conditions for Conversion” and “—Conversion Rights—Adjustment to the Conversion Rate Upon Certain Fundamental Changes.”

There is no precise, established definition of the phrase “all or substantially all” of our property or assets under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of a significant portion but less than all of our property or assets.

An assumption by any person of our obligations under the notes and the indenture may be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

EVENTS OF DEFAULT

The following are events of default under the indenture for the notes:

•	our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•	our failure to pay an installment of interest on any note when due if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•

our failure to timely provide notice as described under “—Conversion Rights—Adjustment of Conversion Rate Upon Certain Fundamental Changes” or “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change;”

•

our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 30 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•

a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $10 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture;

•

failure by us or any of our subsidiaries to pay final and non-appealable judgments, the aggregate uninsured portion of which is at least $10 million, if the judgments are not paid, discharged or fully bonded against within 60 days; and

•

certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest and any premium on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest and any premium on, all notes will automatically become immediately due and payable.

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or of the covenant described below in “—Reports,” will for the first 90 days after the occurrence of such event of default consist exclusively of the right to receive an extension fee (the “extension fee”) on the notes in an amount equal to 0.25% of the principal amount of the notes and will for the next 60 days after the occurrence of such event of default consist exclusively of the right to receive an additional extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes (the “additional extension fee”). On the 91st day after such event of default, or if we have elected to pay the additional extension fee, the 151st day after such event of default (if such violation is not cured or waived prior to such 151st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the extension fee upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will no longer apply and the notes will be subject to acceleration as provided above.

In order to exercise the extension rights described above and elect to pay the extension fee and, if applicable, the additional extension fee as the sole remedies during the periods described above, we must (A) with respect to the first 90 days after the occurrence of the applicable event of default, (i) notify all holders of notes and the trustee and paying agent of such election and issue a press release prior to the open of business on the first business day following the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs, and (B) with respect to the next 60 days after the 90th day after such event of default occurs, (i) notify all holders of notes and the trustee and paying agent of such election and issue a press release prior to the open of business on the 90th day after the date on which such event of default occurs and (ii) pay such extension fee on or before the close of business on the 90th day after such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, or, if applicable, the additional extension fee, the notes will be immediately subject to acceleration as provided above.

After any such acceleration, the holders of a majority in aggregate principal amount of the notes then outstanding, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

•	the rescission would not conflict with any order or decree;

•	all events of default, other than the non-payment of accelerated principal, premium or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•

the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to:

•	a suit by a holder to enforce the payment of any amounts due on the notes after the applicable due date; or

•	the right to convert notes in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•	in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will provide the trustee written notice if a default or event of default occurs within 30 days after we obtain knowledge of the occurrence thereof. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they are aware of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each holder a notice of the default or event of default within 30 days after it occurs or, if later, within 15 business days after the date that the trustee receives such notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or

•	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.

MODIFICATION AND WAIVER

We and the trustee may enter into a supplemental indenture to amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

•	change the stated maturity date of the principal of, or the payment date of any installment of interest or any premium on, any note;

•	reduce the principal amount of, or any premium, interest on, any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, any note;

•	modify, in a manner adverse to the holders of the notes, the right of the holders to require us to purchase notes upon a fundamental change;

•	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

•

reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

•

modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We and the trustee may enter into a supplemental indenture to amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

•

evidence the assumption of our obligations under the indenture and the notes by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

•

make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•

make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the notes under the Securities Act of 1933 pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;

•	secure our obligations in respect of the notes;

•	add to our covenants or events of default for the benefit of the holders of the notes or to surrender any right or power conferred upon us; or

•	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not materially adversely affect the rights of any holder; provided, however, that any such supplemental indenture entered into solely to conform the provisions of the indenture or the notes to this “Description of the Notes” will be deemed not to adversely affect the rights of any holder.

Except as provided in the indenture, the holders of a majority in aggregate principal amount of outstanding notes, by notice to the trustee, generally may:

•	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:

•	in the payment of principal of, or premium, if any, or interest on, any note or in the payment of the fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

Our senior credit facility provides that we must seek approval of the administrative agent under the credit facility to amend any of the provisions of the indenture.

DISCHARGE

We may generally satisfy and discharge our obligations under the indenture by:

•	delivering all outstanding notes to the trustee for cancellation; or

•

depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or fundamental change repurchase date, cash, and, if applicable as provided in the indenture, other consideration, sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.

In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound.

CALCULATIONS IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares, if any, issuable upon conversion of the notes (including additional shares, if any, issuable in connection with a fundamental change) and amounts of interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR STOCKHOLDERS

None of our past, present or future directors, officers, employees or stockholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

RULE 144A INFORMATION

If at any time we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will promptly furnish to the holders, beneficial owners and prospective purchasers of the notes or underlying shares of common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to facilitate the resale of the notes or shares pursuant to Rule 144A.

REPORTS

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC. Documents filed by us with the SEC via the EDGAR system will be deemed filed with the trustee as of the time such documents are filed via EDGAR.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish in a newspaper of general circulation in the City of New York, or mail to each holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is Wells Fargo Bank, National Association, and we have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. Wells Fargo Bank, National Association and its affiliates have in the past provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common stock is Computershare Trust Company, N.A.

LISTING AND TRADING

Prior to this offering, the notes have been eligible for trading in The PORTALSM Market. However, the notes resold pursuant to this prospectus will no longer be eligible for trading in The PORTALSM Market. We do not intend to apply for listing of the notes on any automated quotation system. Our common stock is listed on NASDAQ under the ticker symbol “TZIX.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes have been issued in registered form, without interest coupons, in minimum denominations of $1,000 principal amount and integral multiples of $1,000 principal amount in excess thereof, in the form of global securities, as further provided below. See “—Global Securities” below for more information. The trustee need not register the transfer of or exchange any note that has been selected for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except, in the case of a partial repurchase, that portion of the notes not being repurchased.

See “—Global Securities,” “—Certificated Securities” and “Notice to Investors; Transfer Restrictions” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.

Global Securities

The notes were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Beneficial owners of the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC.

Except in the limited circumstances described below and in “—Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

The notes were issued in fully registered book-entry form. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes, under the indenture, the notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will promptly credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated Securities

The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.

Same-Day Settlement and Payment

We will make payments in respect of notes in book-entry form by wire transfer of immediately available funds to the accounts specified by holders of the notes. For a note that has been subsequently issued in certificated form, we will mail a check to the holder’s registered address.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

We have obtained the information we describe above concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for the accuracy of this information.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

GOVERNING LAW

The indenture, the notes will be governed by and construed in accordance with the laws of the State of New York.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

We entered into a registration rights agreement, dated as of April 17, 2007, with the initial purchasers, pursuant to which we filed the shelf registration statement of which this prospectus is a part. In the registration rights agreement we agreed, for the benefit of the holders of notes and the shares into which notes are convertible, that we would, at our expense

•

file with the SEC by the 120th day after the date we first issue the notes, a shelf registration statement to cover resales of registrable securities (as described below) by the holders who satisfy certain conditions and provide the information we describe below for use with the shelf registration statement;

•

use our best efforts to cause the shelf registration statement to become effective under the Securities Act as promptly as practicable but in any event by the 180th day after the date we first issue the notes; and

•	keep the shelf registration statement continuously effective under the Securities Act until there are no registrable securities outstanding.

However, the registration rights agreement permits us to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed an aggregate of 30 days in any three-month period and not to exceed an aggregate of 60 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to any such period during which we may prohibit offers and sales as a “suspension period.”

“Registrable securities” generally means each note and each share of common stock issuable upon conversion of the notes until the earlier of:

•	the date the note or share has been effectively registered under the Securities Act of 1933 and disposed of, in accordance with the shelf registration statement of which this prospectus is a part;

•	the date on which the note or share may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto; or

•	the date on which the note or share has been publicly sold pursuant to Rule 144 under the Securities Act.

If:

•

the shelf registration statement, of which this prospectus is a part, ceases to be effective (without being succeeded by an additional registration statement that is filed and becomes effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) that exceeds an aggregate of 30 days in any three-month period or an aggregate of 60 days in any 12-month period; or

•

we fail to name as a selling securityholder, in the shelf registration statement of which this prospectus is part or any amendment to the shelf registration statement, at the time it becomes effective under the Securities Act, or in any prospectus relating to the shelf registration statement, at the time we file the prospectus or, if later, the time the related shelf registration statement or amendment becomes effective under the Securities Act, any holder that is entitled to be so named as a selling securityholder, then we will pay additional interest to each holder of registrable securities who has provided to us the required selling securityholder information. We refer to each event described in the bullet points above as a “registration default.”

The additional interest we must pay while there is a continuing registration default accrues at a rate per year equal to 0.25% for the 90-day period beginning on, and including, the date of the registration default, and thereafter at a rate per year equal to 0.50% of the aggregate principal amount of the applicable notes.

We will not pay any additional interest on any note after it has been converted as described under “—Conversion Rights.” If a note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that note. In no event will additional interest be payable with respect to any registration default relating to a failure to register the common stock issuable upon conversion of the notes. For the avoidance of doubt, if we fail to register both the notes and the common stock issuable upon conversion of the notes, then additional interest will be payable in connection with the registration default relating to the failure to register the notes.

So long as a registration default continues, we will pay additional interest in cash on April 15 and October 15 of each year to each holder who is entitled to receive additional interest in respect of a note of which the holder was the holder of record at the close of business on the immediately preceding April 1 and October 1, respectively. If we call a note for redemption, purchase a note pursuant to a purchase at the holder’s option or repurchase a note upon a fundamental change, and the redemption date, purchase date or fundamental change repurchase date is after the close of business on a record date and before the related additional interest payment date, we will instead pay the additional interest to the holder that submitted the note for redemption, purchase or repurchase.

Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the period we must keep the shelf registration statement effective under the Securities Act of 1933 or on any security that ceases to be a registrable security. However, we will remain liable for any previously accrued additional interest.

We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement of which this prospectus is part by release through a reputable national newswire service. A holder of registrable securities that does not provide us with a completed questionnaire before effectiveness of the shelf registration statement of which this prospectus is part will not be named as a selling securityholder in such shelf registration statement when it becomes effective and will not able to use the shelf registration statement to resell registrable securities. However, such a holder of registrable securities may thereafter provide us with a completed questionnaire, following which we will, within five business days after that date (subject to certain exceptions), file a supplement to the prospectus relating to the shelf registration statement or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder’s registrable securities. If we file a post-effective amendment or a new registration statement, then we will use our best efforts to cause the post-effective amendment or new registration statement to become effective under the Securities Act of 1933 as promptly as practicable, but in any event by the 30th day after the date the registration rights agreement requires us to file the post-effective amendment or new registration statement.

We understand that the SEC may not permit selling securityholders to be added to the shelf registration statement after it is declared effective by means of a supplement to the related prospectus. Accordingly, if a holder does not deliver a completed questionnaire prior to effectiveness of the shelf registration statement of which this prospectus is part and the holder then requests its registrable securities to be included in the shelf registration statement, the holder could experience significant additional delay because we may be required to file a post-effective amendment or a new registration statement before the holder will be able to resell registrable securities pursuant to the shelf registration statement of which this prospectus is part or the new shelf registration statement.

To the extent that any holder of registrable securities is deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the holder may be subject to certain liabilities under the federal securities laws for misstatements and omissions contained in a registration statement and any related prospectus. To the extent that any holder of registrable securities identified in this prospectus is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act of 1933.

The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the provisions of the registration rights agreement, a copy of which is on file with the SEC.

PURCHASE OF CONVERTIBLE NOTE HEDGES AND SALE OF WARRANTS

Concurrently with the pricing of the notes, we entered into convertible note hedge transactions with respect to our common stock, which we refer to as the purchased options with certain of the initial purchasers or their affiliates and other financial institutions (the “dealers”). The purchased options cover, subject to customary anti-dilution adjustments, approximately 10,467,622 shares of our common stock. Separately and concurrently with the pricing of the notes, we entered into warrant transactions whereby we sold to the dealers warrants to acquire, subject to customary anti-dilution adjustments, approximately 10,467,622 shares of our common stock, which we refer to as the sold warrants. The purchased options and sold warrants are summarized below. The sold warrants expire after the purchased options.

The purchased options and sold warrants are separate transactions, entered into by us with the dealers, are not part of the terms of the notes and will not affect the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the purchased options or the sold warrants.

The purchased options are expected to reduce the potential dilution upon conversion of the notes in the event that the market value per share of our common stock, as measured under the purchased options, at the time of exercise is greater than the strike price of the purchased options, which corresponds to the initial conversion price of the notes and is similarly subject to certain customary adjustments, if we net-share settle the purchased options. If, however, the volume-weighted average price per share of our common stock exceeds the strike price of the sold warrants when the sold warrants are exercised, we will be required to issue shares of our common stock to the dealers, and those issuances will have a dilutive effect on our earnings per share.

If the market value per share of our common stock at the time of any exercise under the purchased options is above the strike price of the purchased options, and if we net-share settle the purchased options, the purchased options entitle us to receive from the dealers net shares of our common stock based on the excess of the then current volume-weighted average price of our common stock over the strike price of the purchased options. Additionally, if the volume-weighted average price of our common stock at the time of exercise under any sold warrants exceeds the strike price of the sold warrants, we will owe the dealers net shares of our common stock in an amount based on the excess of the then current volume-weighted average price of our common stock over the strike price of the sold warrants.

For a discussion of the impact of any market or other activity by the option counterparties in connection with the purchased options and sold warrants, see “Plan of Distribution” and “Risk Factors — Risks Relating to the Notes — The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of our common stock into which the notes may be converted, as of the date hereof. This summary deals only with notes and shares of our common stock held as capital assets and holders who acquired notes upon their original issuance at the issue price, which is the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of initial purchasers, underwriters, placement agents or wholesalers). Additionally, this summary does not deal with special situations. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

•

tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell notes or shares of common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

•	tax consequences to U.S. holders of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and investors in such entities; or

•	alternative minimum tax consequences, if any.

Finally, this summary does not address other U.S. federal tax consequences (such as estate and gift tax consequences) or any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of our common stock, you should consult your tax advisor.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of notes or shares of our common stock. “U.S. holder” means a beneficial owner of a note or common stock for U.S. federal income tax purposes that is:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Stated Interest

The notes were issued without original issue discount for federal income tax purposes. Accordingly, stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. If, however, the notes’ “stated redemption price at maturity” (generally, the sum of all payments required under the note other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend, a distribution of cash or other assets to our stockholders, and certain transactions that constitute a fundamental change. See “Description of the Notes—Adjustments to the Conversion Rate” and “Adjustment to the Conversion Rate Upon Certain Fundamental Changes”. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. Conversion rate adjustments arising from a stock split or a stock dividend are generally considered to be pursuant to a bona fide reasonable adjustment formula and thus will not give rise to a deemed dividend. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate to compensate holders for distributions of cash or property to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Conversely, if an event occurs that increases the interests of holders of the notes and the conversion rate is not adjusted, the resulting increase in the proportionate interests of holders of the notes could be treated as a taxable stock dividend to such holders. In addition, if an event occurs that dilutes the interests of holders of the notes and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to those stockholders.

Although the law is unclear, the Internal Revenue Service may take the position that a constructive dividend with respect to the notes would not be eligible for a dividends-received deduction or the preferential tax rates applicable to dividends (as discussed below). Any taxable constructive stock dividends resulting from a change to, or a failure to change, the conversion rate would in other respects be treated in the same manner as dividends paid in cash and other property. These dividends would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described below. Holders should carefully review the conversion rate adjustment provisions and consult their tax advisors with respect to the tax consequences of any such adjustment, including any potential consequences of a taxable stock dividend to basis and holding period.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note (including a conversion entirely paid in cash) equal to the difference between the amount realized (less any accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and the holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. A noncorporate U.S. holder who has held the note for more than one year generally will be subject to reduced rates of taxation on such gain. The ability to deduct capital losses may be limited.

Conversion of Notes into Common Stock and/or Cash

Conversion of Notes into Common Stock

A U.S. holder will not recognize any income, gain or loss with respect to the conversion of notes into common stock, except with respect to any cash received in lieu of a fractional share of common stock or any common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. holder’s tax basis in the stock received upon conversion generally would be equal to the holder’s tax basis in the note. A U.S. holder’s holding period for such common stock generally would include the period during which the U.S. holder held the note.

Conversion of Notes for Cash

A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “—Sale, exchange, redemption or other Disposition of notes.”

Conversion of Notes into a Combination of Common Stock and Cash

The U.S. federal income tax treatment of a U.S. holder’s conversion of the notes into our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as briefly discussed below.

Possible treatment as part conversion and part redemption. The conversion of a note into our common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock or any common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. holder’s tax basis in the stock received (including fractional shares deemed received) upon conversion generally would be equal to the portion of its tax basis in a note allocable to the portion of the note deemed converted. A U.S. holder’s holding period for such common stock generally would include the period during which the U.S. holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, a U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received (other than amounts attributable to accrued interest) and the U.S. holder’s tax basis allocable to such portion of the note. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Although the law on this point is not entirely clear, a holder may allocate its tax basis in a note among the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of common stock (including fractional shares deemed received) and the amount of cash received upon conversion. In light of the uncertainty in the law, holders are urged to consult their own tax advisors regarding such basis allocation.

Possible treatment as a recapitalization. The conversion of a note into common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes (provided that the notes are treated as “securities” for federal income tax purposes), in which case a U.S. holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of:

(A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange (other than any cash or common stock attributable to accrued interest) over

(B) the U.S. holder’s tax basis in the notes, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares or cash attributable to accrued interest, which will be treated in the manner described below). The U.S. holder would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the notes converted, decreased by the aggregate amount of cash (other than cash in lieu of fractional shares and cash attributable to accrued interest) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such common stock received by the U.S. holder would include the period during which the U.S. holder held the notes. Gain recognized will be long-term capital gain if the U.S. holder has held the notes for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation.

Treatment of cash in lieu of a fractional shares. If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s tax basis in the notes that is allocated to the fractional share.

Treatment of amounts attributable to accrued interest. Any cash and the value of any common stock received that is attributable to accrued interest on the notes not yet included in income would be taxed as ordinary interest income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period for any shares of common stock attributable to accrued interest would begin the day after the date of receipt.

U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of notes into a combination of cash and common stock.

Dividends on the Common Stock

If a U.S. holder converts a note into shares of our common stock and we make a distribution in respect of that stock, the distribution generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder’s tax basis in the U.S. holder’s common stock to the extent of the U.S. holder’s tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of our common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of our common stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

U.S. holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Additional Interest or Extension Fee

Our obligation to pay you additional interest in the event that we fail to comply with specified obligations under the Registration Rights Agreement or the potential payment of extension fees upon certain events of default may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” As of the issue date, we believe and intend to take the position that the likelihood that we will make payments of additional interest is remote. Therefore, we intend to take the position that the notes should not be treated as contingent payment debt instruments. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that our position would be sustained if challenged by the Internal Revenue Service (“IRS”). A successful challenge of this position by the IRS would affect the amount and timing of a U.S. holder’s income and would generally cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. holder, unless the U.S. holder discloses in the proper manner to the IRS that it is taking a different position. If, contrary to our expectations, we pay additional interest, such additional interest should be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder’s tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and our common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common stock and proceeds from the sale of the common stock or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock. The term “non-U.S. holder” means a beneficial owner of a note or shares of common stock that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Stated Interest

Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal withholding tax or income tax in respect of interest income on the notes provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•

the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•

(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the certification requirements of applicable Treasury regulations are satisfied.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of that trade or business, and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, the non-U.S. holder (although exempt from the 30% withholding tax, provided the non-U.S. holder complies with certain certification and disclosure requirements discussed in the fifth bullet point above) will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as a U.S. holder. In addition, a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends on the Common Stock and Constructive Distributions

Any dividends paid with respect to the shares of common stock that are received upon the conversion of the notes (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders— Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of a note or shares of common stock (including a conversion of the note into shares of common stock that is treated as a taxable event, see “—Consequences to U.S. Holders—Conversion of Notes into Common Stock and Cash”) will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” during the applicable statutory period. We are not, and do not anticipate that we will become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from a taxable disposition in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. To claim the benefit of a treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on the net gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from a taxable disposition, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to non-U.S. holders the amount of interest and dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder if the non-U.S. holder has provided the statement described above in the fifth bullet point under “—Consequences to Non-U.S. Holders—Stated Interest.” A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note or shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Deutsche Bank Securities, Inc., Goldman, Sachs & Co. and UBS Investment Bank (collectively, the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act.

The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and any and all of the shares of common stock issuable upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below or in any prospectus supplement, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth, the name of each selling securityholder, the principal amount at maturity of the notes beneficially owned by such selling securityholder that may be offered pursuant to this prospectus, the number of shares of our common stock beneficially owned by such stockholders and the number of shares of common stock into which notes beneficially owned by such stockholders are initially convertible that may be offered pursuant to this prospectus. In the below table, the number of shares of our common stock that may be offered pursuant to this prospectus is calculated based on the current conversion rate of 45.5114 shares of common stock per $1,000 principal amount of notes. The number of shares of common stock into which the notes are convertible is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes and beneficially owned and offered by selling securityholders pursuant to this prospectus may increase or decrease from that set forth in the below table.

The information set forth below is based on information provided by or on behalf of the selling securityholders prior to the date hereof. Information concerning the selling securityholders may change from time to time. The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless described below, based upon information provided by the selling securityholders prior to the date hereof, none of the selling securityholders beneficially owns in excess of 1% of our outstanding common stock.

		Number of Shares of Common Stock
Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Beneficially Owned (1)(2)	Offered Hereby (1)
Alcon Laboratories (5)	$473,000	21,054	21,054
Alexandra Global Master Fund Ltd. (6)	$10,000,000	455,114	455,114
Arkansas Teachers Retirement System (7)	$1,510,000	68,722	68,722
Baptist Health of South Florida, Inc. (7)	$360,000	16,384	16,384
British Virgin Islands Social Security Board (5)	$156,000	6,944	6,944
Calamos Market Neutral Income Fund-Calamos Investment Trust (8)	$5,000,000	227,557	227,557

CC Arbitrage, Ltd. (9)	$500,000	22,756	22,756
Citadel Equity Fund, Ltd. (10)	$6,500,000	302,730	295,824
City University of New York (CUNY) (5)	$135,000	6,009	6,009
Credit Industriel Et Commercial	$6,500,000	295,824	295,824
DBAG London (4)(11)	$17,852,000	812,470	812,470
Deutsche Bank Securities Inc. (3)(12)	$14,300,000	650,813	650,813
Engineers Joint Pension Fund (7)	$125,000	5,689	5,689
Domestic & Foreign Missionary Society- DEMS	$44,000	2,003	2,003
General Motors Management Investment Corp. (5)	$1,419,000	63,162	63,162
Grace Convertible Arbitrage Fund, Ltd. (13)	$1,500,000	68,267	68,267
Grady Hospital Foundation (5)	$130,000	5,786	5,786
ICM Business Trust (13)	$2,820,000	128,342	128,342
Independence Blue Cross (5)	$512,000	22,790	22,790
Innovest Finanzdienstle (7)	$2,200,000	100,125	100,125
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund (14)	$900,000	40,960	40,960
Ionic Capital Master Fund Ltd. (15)	$16,180,000	736,374	736,374
KBC Financial Products USA Inc. (16)	$5,800,000	263,966	263,966
Nicholas Appelgate U.S. Convertible Fund (4)(7)	$625,000	28,445	28,445
Occidental Petroleum Corporation (5)	$315,000	14,021	14,021
Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund (17)	$720,000	32,768	32,768
Police and Fire Retirement System of the City of Detroit (5)	$526,000	23,413	23,413
Pro Mutual (5)	$861,000	38,324	38,324
Quattro Fund Ltd. (18)	$6,840,000	311,298	311,298

Quattro Multistrategy Master Fund LP (18)	$540,000	24,576	24,576
Satellite Convertible Arbitrage Master Fund LLC (19)	$7,500,000	341,336	341,336
San Diego City Retirement System (7)	$630,000	28,672	28,672
San Diego County Employee Retirement Association (7)	$550,000	25,031	25,031
San Francisco City and County ERS (5)	$1,350,000	60,090	60,090
Trustmark Insurance Company (5)	$338,000	15,045	15,045
Vicis Capital Master Fund(20)	$9,000,000	409,603	409,603
All other holders of notes or future transferees, pledgees, donees, assignees or successors of such holders (21)	$105,289,000	4,791,850	4,791,850

(1)	Includes shares of common stock issuable upon conversion of notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 45.5114 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate.” As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.
(2)	In addition to shares of common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.
(3)	The selling securityholder is a broker-dealer.
(4)	The selling securityholder is an affiliate of a broker-dealer.
(5)	Each of Alcon Laboratorie, Arlington County Employee Retirement System, British Virgin Islands Social Security Board, City University of New York, Florida Fruit and Vegetable Association, General Motors, Georgia Municipal Employee Benefit System, Grable Foundation, Grady Hospital, Independence Blue Cross Blue Shield, Occidental Petroleum, Police and Firemen of the City of Detroit, Promutual and Trustmark has indicated that Tracy Maitland exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.
(6)	Alexandra Global Master Fund Ltd. has indicated that Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as its investment adviser and that, by reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the notes and common stock issuable upon the conversion of the notes that are beneficially owned by Alexandra Global Master Fund Ltd. Alexandra disclaims beneficial ownership of such notes and common stock issuable upon the conversion of the notes. Alexandra Global Master Fund Ltd. has also indicated that Mikhail A. Filimonov is a managing member of Alexandra and that, by reason of such relationship, Mr. Filimonov may be deemed to share dispositive power or investment control over the notes and common stock issuable upon the conversion of the notes that are beneficially owned by Alexandra Global Master Fund Ltd. Mr. Filimonov disclaims beneficial ownership of such notes and common stock issuable upon the conversion of the notes. As a result of its ownership of the Notes, Alexandra Global Master Fund Ltd. beneficially owns approximately 1% of our outstanding common stock.

(7)	Each of Arkansas Teachers Retirement System, Baptist Health of South Florida, Inc., Engineers Joint Pension Fund, Innovest Finanzdienstle, Nicholas Appelgate U.S. Convertible Fund, San Diego City Retirement System, San Diego County Employee Retirement Association has indicated that it has delegated full investment authority to Nicholas Applegate Capital Management LLC (“Nicholas-Applegate”), as investment adviser, over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder, including full dispositive power, and that the Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate.
(8)	Calamos Market Neutral Income Fund - Calamos Investment Trust has indicated that Nicholas Calamos, Chief Investment Officer of Calamos Advisors LLC, exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by it.
(9)	CC Arbitrage, Ltd. has indicated that Castle Creek Arbitrage LLC, its investment manager under a management agreement, exercises dispositive and voting power with respect to the notes and common stock.
(10)	Citadel Equity Fund, Ltd. has indicated that Citadel Limited Partnership (“CLP”) is its trading manager and has investment discretion over securities held by it, that Citadel Investment Group LLC (“CIG”) controls CLP and that Kenneth C. Griffin controls CIG and has ultimate investment discretion over securities held by Citadel Equity Fund, Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the notes and common stock issuable upon conversion of the notes held by Citadel Equity Fund, Ltd.
(11)	DBAG London has indicated that Patrick Corrigan exercises voting power and investment control over the notes and common stock issuable upon the conversion of the notes held by it. DBAG London and its affiliate are counterparties to certain of convertible note hedge transactions and warrant transactions that we entered into on April 11, 2007 concurrently with execution of the purchaser agreement for sale of the notes to the initial purchasers. An affiliate of DBAG London was an initial purchaser of notes in the private placement offering. As a result of its ownership of the Notes, DBAG London beneficially owns approximately 1.8% of our outstanding common stock.
(12)	Deutsche Bank Securities Inc. was an initial purchaser of notes in the private placement offering. Deutsche Bank Securities Inc. has indicated that these securities were purchased as investment securities. Affiliates of Deutsche Bank Securities Inc. are counterparties to certain of convertible note hedge transactions and warrant transactions that we entered into on April 11, 2007 concurrently with execution of the purchaser agreement for sale of the notes to the initial purchasers. As a result of its ownership of the Notes, Deutsche Bank Securities Inc. beneficially owns approximately 1.4% of our outstanding common stock.
(13)	Grace Convertible Arbitrage Fund, Ltd. has indicated that Michael Brailov exercises voting or investment power over the notes and common stock issuable upon conversion of the Notes held by it.
(14)	Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund has indicated that Gary Crodek exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by it.
(15)	Ionic Capital Partners LP (“ICP”) is the investment adviser of each of Ionic Capital Master Fund Ltd. (the “Master Fund”) and ICM Business Trust (the “Trust”) and consequently has voting and investment control over securities held by each of the Master Fund and the Trust. Ionic Capital Management LLC (“ICM”) controls ICP. Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have ultimate voting and investment control over securities held by Master Fund. ICP, ICM and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by each of the Master Fund and the Trust except to the extent of its pecuniary interest therein.
(16)	KBC Financial Products USA Inc. has indicated that it is in control of the notes and common stock issuable upon the conversion of the notes held by it. KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group, N.V.

(17)	Partners Group Alternative Strategies PCC Limited, Red Delta Cell c/o Quattro Fund has indicated that Mark Rowe, Felix Haldner, Michael Fitchet and Denis O’Malley exercise voting or investment power over the notes and common stock issuable upon the conversion of the notes held by it.
(18)	Each of Quattro Fund Ltd. and Quattro Multistrategy Masterfund LP has advised that Andrew Kaplan, Brian Swain and Louis Napoli exercise voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder.
(19)	Satellite Convertible Arbitrage Master Fund LLC has indicated that its discretionary investment manager is Satellite Asset Management, LP (“SAM”), that the controlling entity of SAM is Satellite Fund Management, LLC (“SFM”) and that the managing members of SFM are Lief Rosenblatt, Mark Sonnino & Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the notes and common stock issuable upon conversion of the notes held by Satellite Convertible Arbitrage Master Fund LLC.
(20)	Vicis Capital Master Fund has indicated that Vicis Capital LLC exercises voting or investment power over the notes and common stock issuable upon the conversion of the notes held by such selling securityholder. Vicis Capital LLC is controlled by Shad Stastney, John Succo, and Sky Lucas. Vicis Capital LLC and each named individual disclaims beneficial ownership of the notes and common stock issuable upon conversion of the notes held by Vicis Capital Master Fund.
(21)	Information about other selling securityholders will be set forth in a prospectus supplement, if required.

Except as noted above, based upon the information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

PLAN OF DISTRIBUTION

The notes and the shares of common stock issuable upon conversion of the notes are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. We will bear the fees and expenses incurred by us in connection with our obligation to register the notes and the shares of common stock issuable upon conversion of the notes. The selling securityholders will pay all underwriting discounts and commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the shares of common stock issuable upon conversion of the notes from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through the settlement of short-sales, in each case subject to compliance with the Securities Act and other applicable securities laws;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the shares of common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the notes and the shares of common stock issuable upon the conversion of the notes to close out such short positions, or loan or pledge the notes and the shares of common stock issuable upon conversion of the notes to broker-dealers that in turn may sell such securities. The selling securityholders also may transfer, donate and pledge offered securities, in which case the transferees, donees, pledges or other successors in interest will be deemed selling securityholders for purposes of this transaction.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the notes or shares of common stock issuable upon conversion of the notes. Selling securityholders may decide to sell all or a portion of the notes or the shares of common stock issuable upon conversion of the notes offered by them pursuant to this prospectus or may decide not to sell any notes or shares of common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters,” within the meaning of the Securities Act, and any profit on the sale of the notes or shares of common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the notes and the shares of common stock issuable upon conversion of the notes. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of notes or shares of common stock issuable upon conversion to engage in market-making activities with respect to the particular notes and shares of common stock issuable upon conversion of the notes being distributed. All of the above may affect the marketability of the notes and the shares of common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock issuable upon conversion of the notes.

Under the securities laws of certain states, the notes and the shares of common stock issuable upon conversion of the notes may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states, the notes and the shares of common stock issuable upon conversion of the notes may not be sold unless the notes or the common stock issuable upon conversion of the notes, respectively, have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders have agreed to indemnify us and each other against certain civil liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances for a period not to exceed a total of 30 consecutive days in any three-month period or a total of 60 days in any 12-month period. If the duration of such suspension exceeds such applicable periods, we have agreed to pay predetermined special interest to holders of notes as described under “Description of the Notes—Registration Rights.”

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Stradling Yocca Carlson & Rauth.

EXPERTS

Our consolidated financial statements in our Annual Report on Form 10–K for the year ended December 31, 2006 (including the schedule appearing therein) and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical consolidated financial statements of Quality Care Solutions, Inc. included as Exhibit 99.1 to our Current Report on Form 8-K/A dated June 22, 2007 have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. All reports filed by us with the SEC are also available free of charge via EDGAR through the SEC website at http://www.sec.gov. In addition, we provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of our most recently filed reports available through our website at www.trizetto.com as soon as reasonably practicable after filing such material with the SEC.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “TZIX,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we have sold all of the securities to which this prospectus relates. Any statement in a document incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus, any prospectus supplement or any subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8–K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

We specifically incorporate by reference into this prospectus the documents listed below which have previously been filed with the SEC:

•	our Annual Report on Form 10–K for the fiscal year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•

our Current Reports on Form 8–K, filed with the SEC on January 16, 2007, February 5, 2007, February 15, 2007, March 12, 2007, March 27, 2007, April 11, 2007, April 12, 2007, April 17, 2007, April 27, 2007, May 15, 2007, June 22, 2007, July 30, 2007 and July 31, 2007; and

•

the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on October 1, 1999, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing us at the following address:

The TriZetto Group, Inc.

567 San Nicolas Drive, Suite 360

Newport Beach, California 92660

Attention: Investor Relations

1.125% CONVERTIBLE SENIOR NOTES

DUE APRIL 15, 2012

PROSPECTUS

August 13, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the aggregate estimated expenses (other than the registration fee) to be paid by the Registrant in connection with the securities being registered under this registration statement. All such fees and expenses are estimated.

Securities and Exchange Commission registration fee	$7,061
Accounting fees and expenses	15,000
Legal fees and expenses	40,000
Miscellaneous expenses	10,000

Total	$87,061

**	These fees and expenses depend on the securities offered and the number of issuances, and accordingly cannot be estimated at this time.

Item 15. Indemnification of Directors and Officers.

Our Bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). We believe that indemnification under our Bylaws covers at least negligence and gross negligence by indemnified parties, and permits us to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. We maintain liability insurance for our officers and directors.

In addition, our Certificate of Incorporation provides that, pursuant to the DGCL, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty to us and our stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

We have entered into separate indemnification agreements with our directors and officers. These agreements require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to our best interests), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits.

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 17. Undertakings.

(a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrants pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrants pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for purposes of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of The TriZetto Group, Inc.’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions described in Item 15, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each appropriate registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S–3 and has duly caused this Registration Statement on Form S–3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on August 10, 2007.

THE TRIZETTO GROUP, INC.

By:	/s/ Jeffrey H. Margolis
Jeffrey H. Margolis
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Jeffrey H. Margolis and James J. Sullivan, as his/her true and lawful attorney–in–fact and agent, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments (including post–effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post–effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney–in–fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney–in–fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Jeffrey H. Margolis
Jeffrey H. Margolis	Chief Executive Officer	August 10, 2007
and Chairman of the Board
(principal executive officer)

/s/ Ronald L. Scarboro
Ronald L. Scarboro	Vice President, Financial Accounting	August 10, 2007
and Corporate Services
(principal financial and accounting officer)

/s/ Nancy H. Handel
Nancy H. Handel	Director	August 10, 2007

/s/ Thomas B. Johnson
Thomas B. Johnson	Director	August 10, 2007

/s/ L. William Krause
L. William Krause	Director	August 10, 2007

/s/ Paul F. LeFort
Paul F. LeFort	Director	August 10, 2007

/s/ Donald J. Lothrop
Donald J. Lothrop	Director	August 10, 2007

/s/ Jerry P. Widman
Jerry P. Widman	Director	August 10, 2007

Exhibit No.	Description
4.1	Form of Amended and Restated Certificate of Incorporation of The TriZetto Group, Inc., as filed with the Delaware Secretary of State effective as of October 14, 1999 (Incorporated herein by reference to Exhibit 3.2 to Trizetto’s Registration Statement on Form S-1/A, as filed with the SEC on September 14, 1999, File No. 333-84533).

4.2	Amended and Restated Bylaws of Trizetto effective as of October 7, 1999 (Incorporated herein by reference to Exhibit 3.4 to Trizetto’s Registration Statement on Form S-1/A, as filed with the SEC on August 18, 1999, File No. 333-84533).

4.3	Specimen Common Stock Certificate (Incorporated herein by reference to Exhibit 4.1 to Trizetto’s Registration Statement on Form S–1/A, as filed with the SEC on September 14, 1999, File No. 333–84533).

4.4	Rights Agreement, dated October 2, 2000, by and between Trizetto and U.S. Stock Transfer Corporation (Incorporated herein by reference to Exhibit 2.1 to Trizetto’s Form 8-A12G, as filed with the SEC on October 19, 2000, File No. 000-27501).

4.5	Indenture, dated as of April 17, 2007, by and between TriZetto and Wells Fargo Bank, National Association, as Trustee (Incorporated herein by reference to Exhibit 4.1 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

4.6	Registration Rights Agreement, dated April 17, 2007, between TriZetto, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Investment Bank, as the initial purchasers (Incorporated herein by reference to Exhibit 4.2 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

4.7	Form of Senior Convertible Note Due April 15, 2012 (Included in exhibit 4.5 and incorporated herein by reference).

5.1	Opinion of Stradling Yocca Carlson & Rauth.

10.1	Confirmation, dated April 11, 2007, between Deutsche Bank AG, London Branch and TriZetto (Incorporated herein by reference to Exhibit 10.1 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.2	Confirmation, dated April 11, 2007, between Deutsche Bank AG, London Branch and TriZetto (Incorporated herein by reference to Exhibit 10.2 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.3	Confirmation, dated April 11, 2007, between Goldman, Sachs & Co. and TriZetto (Incorporated herein by reference to Exhibit 10.3 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.4	Confirmation, dated April 11, 2007, between Goldman, Sachs & Co. and TriZetto (Incorporated herein by reference to Exhibit 10.4 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.5	Confirmation, dated April 11, 2007, between UBS AG, London Branch and TriZetto (Incorporated herein by reference to Exhibit 10.5 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.6	Confirmation, dated April 11, 2007, between UBS AG, London Branch and TriZetto (Incorporated herein by reference to Exhibit 10.6 to Trizetto’s Current Report on Form 8-K, as filed with the SEC on April 17, 2007).

10.7	Amendment to Confirmation, dated July 26, 2007, between Deutsche AG, London Branch and TriZetto (incorporated by reference to Exhibit 10.8 to TriZetto’s Quarterly Report on Form 10-Q, as filed with the SEC on August 8, 2007).

10.8	Amendment to Confirmation, dated July 26, 2007, between Goldman, Sachs & Co. and TriZetto (incorporated by reference to Exhibit 10.8 to TriZetto’s Quarterly Report on Form 10-Q, as filed with the SEC on August 8, 2007).

10.9	Amendment to Confirmation, dated July 26, 2007, between UBS AG, London Branch and TriZetto (incorporated by reference to Exhibit 10.8 to TriZetto’s Quarterly Report on Form 10-Q, as filed with the SEC on August 8, 2007).

12.1	Computation of ratio of earnings to fixed charges.

23.1	Consent of Stradling Yocca Carlson & Rauth (included in the opinion filed as Exhibit 5.1 to this registration statement).

23.2	Consent of Independent Registered Public Accounting Firm.

23.3	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

24.1	Powers of Attorney (included on signature page of this registration statement).

25.1	Form T–1 Statement of Eligibility of the Trustee under the Indenture.